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                       U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12B-25

             NOTIFICATION OF LATE FILING          SEC FILE NUMBER 0-22514



                                                   CUSIP NUMBER 71937W207


/X/ Form 10-K and Form 10-KSB / / Form 20-F / / Form 11-K / / Form 10-Q and Form 10-QSB
         For Period Ended December 31, 1998
         / / Transition Report on Form 10-K
         / / Transition Report on Form 20-F
         / / Transition Report on Form 11-K
         / / Transition Report on Form 10-Q
         / / Transition Report on Form N-SAR

         For the Transition Period Ended

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I-REGISTRANT INFORMATION
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         Full Name of Registrant
         Former Name if Applicable

                        PHOTONICS CORPORATION
                                dba
                         DTC Data Corporation
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         Address of Principal Executive Office (Street and Number)

                         606 Charcot Avenue
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         City, State and Zip Code

                        San Jose, CA 95131
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PART II-RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

/XX/     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/XX/     (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/XX/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company's auditors have been unable to complete the fiscal 1998 audit as they are waiting for third party confirmations of balances and/or certain transactions. Registrant can not prepare the text of its Form 10-KSB absent such Financial Statements.

PART IV-OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification:

Stephen M. Wurzburg     (408)                 280-2800
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     (Name)              (Area Code)     (Telephone Number)

     (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

/X/ Yes  / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/ Yes  / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE LOSS FOR FISCAL 1998 IS EXPECTED TO INCREASE TO APPROXIMATELY TWO MILLION DOLLARS, WHILE IN FISCAL 1997 THE LOSS WAS APPROXIMATELY ONE-HALF MILLION DOLLARS. THE MAIN REASONS FOR THIS INCREASED LOSS WERE A DECREASE IN SALES FROM $5.6 MILLION TO LESS THAN $4 MILLION AND LOWER GROSS MARGINS.

PHOTONICS CORPORATION, a California Corporation, has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 1999        PHOTONICS CORPORATION, a California Corporation



                             By:
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                                 James T. Koo, President and
                                 Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an execution officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

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                                      ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001)

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April 1, 1999

Photonics Corporation
606 Charcot Avenue
San Jose, CA 95131

Gentlemen,

We are writing this letter in connection with your request to the SEC for an extension of time for the filing of Photonics Corporation's Form 10-K. We are currently in the process of our annual audit, and we are currently awaiting certain third-party confirmation letters.

BDO Seidman, LLP